Contact

www.linkedin.com/in/harstinebrian (LinkedIn)
www.liquidcrystalproductions.com (Company)
www.Acquireinvest.com (Company)

Top Skills

New Business Development

Marketing Strategy

Opportunity Identification

Brian Harstine

Chief Executive Officer at Acquire

Nashville Metropolitan Area

Summary

Currently Brian works to build blockchain technologies at AcquireInvest.com for B2B, DTC solutions and its core consumer application focusing on Securities tokenization and secondary markets. Brian is writing a series of articles on Securities Tokenization and blockchain technologies in the securities lifecycle.

With more than 12 years of in-depth experience building + running projects across; corporate insurance, Media, Marketing, Content and Technology.; Brian’s professional career in business development, business applications for blockchain, media production, marketing, and investment consulting have served him in developing startups, launching and advising investment assets and releasing numerous top level film, tv and content projects. With users and teams at the core of Brian's process, he brings a focus on exciting workflows, aggressive business development models, lean+efficient models for business operations and market strategies with a focus on growth marketing.

Operating from Nashville & LA, Brian developed a deep network of professionals globally in (blockchain, finance, media, production, marketing and sales) and brought works to millions worldwide.

Brian has built/managed multi-million dollar investments for high net-worth investors across several industry sectors; prepping assets for market, and optimizing potential through risk managment. Additionally Brian has sold entertainment projects in film markets around the globe. Premiering in and winning festivals like; Sundance, Berlinale, Hong Kong, Beijing, Dallas, & Prague...

Brian has appeared in industry publications like, "Variety", "NY Times", “Bitcoin magazine”, "Filmmaker Magazine", "distributed.com", "Screen International", "Screen Daily", “Huffington Post”. Top credits; Producer, "JESS+MOSS" the SUNDANCE world premiere feature film; Director/Producer, Dolly Parton, "Live

in Australia"... while developing for; commercials, A-list media companies, and technology companies with works appearing on ABC, DISTRIBUTED.COM, NETFLIX, SCREEN DAILY, VEVO, CMT, AXS TV, HUFFINGTON POST, GAC and more.

Experience

Acquire
Chief Executive Officer
August 2019 - Present (2 years 11 months)
Greater Nashville Area, TN

FinTech Founder at AcquireInvest.com , Inc.

• Developing technologies strategy for the Media & Entertainment Industires

• Business Development & Strategies for market application

• Asset Partnership Acquisitions and managment

• Building and Launching Go to Market initiatives

Investment
Private Investment Manager
March 2014 - October 2021 (7 years 8 months)
Miami/Fort Lauderdale Area

• Packaging and Developing potential investments for market. Including EB5 investments into multiple industries.

• Due Diligence and Evaluation of potential in the Media Markets.

• Director level lead on Vetting potential investments across several industries including real estate and Media Investments for Select high net worth Individuals and family offices.

• Summarizing opportunities and opportunity potential.

HomeServe USA - Servline
Director - Product & Business Development
December 2019 - July 2021 (1 year 8 months)
Nashville, Tennessee, United States

Exited in july 21' sold to Brookfield!

• Consulting for Product integration and market fit

• Business Development to achieve product market fit

• Advises marketing and sales teams on ServLine insurance Products

• Strategic Partnership and relationship development with State organizations

• Worked directly with the boards and councils of State, Municipal and Government Utility Departments

• focused deployment of resources for conversion and messaging.

• Speaker as Subject matter expert at various organization meetings within the industry

Sunbelt Insurance - ServLine
Director of Products for ServLine
March 2014 - November 2019 (5 years 9 months)
Nashville, Tennessee, United States

Director of Regional Products for Servline

EXITED > Dec 2019 in a sale to HOMESERVE USA

• Business Development role to achieve product market fit across 5 states

• Strategic Partnership and relationship development with State organizations

• Worked with State, Municipal and Government Utility Department boards and councils

• Additionally Managed product sales for 5 States

• successfully opened up multiple territories that returned significant margins (cant publish)

Liquid Crystal Productions, LLC
Founder - Senior Producer - Marketing Strategist - Packaging, Business and Project Development
November 2006 - November 2019 (13 years 1 month)
Greater Nashville Area, TN

• Packaging and Development for Media Assets.

• Maintains and manages content and film distribution outlets, sales teams, A-list crews, executing productions globally for Top Music artists, brands and Fortune 100/500 clients;

• With LCP Brian has gathered over 90 awards from festivals, critics and audiences alike launching a variable of works to tens of millions worldwide.

• In his Senior role at LCP Brian operates multiple roles; leading as a Producer & Director, building out our most important clients as a Content Media strategist, Investment manager, & lead Marketing manager.

• At LCP Brians career integrated closely with Major Labels, A-list media companies, tech companies and top music artists;

• Brian's launched projects have appeared on leading TV networks and Internet outlets such as VARIETY, ABC, iHeartmedia, SCREEN DAILY, VEVO, CMT, AXS TV, HUFFINGTON POST, GAC and many more.

Asteroid Ltd.
Advisor; market, Investment and Media Strategist
October 2018 - July 2019 (10 months)

Hong Kong

Blockchain and blockclaim tech development company operating Internationally from Hong Kong, and Vietnam.

NBCUniversal Media, LLC
Coordinator on the Nashville Production Team with 3 Ball Productions
June 2008 - August 2009 (1 year 3 months)

Contracted with the biggest looser season 8 in the following departments

• Associate Story Producer for Home segments in the final 4...

• Casting

• worked under the show's Supervising Producer

Taillight TV
AP, AC & PA
June 2006 - March 2007 (10 months)

Contracted by the producers for the day to day operations on several key productions at this time.

• Larry the Cable Guy's Star Studded Christmas Extravaganza on ABC

• Toby Keith Sketch Camera Assist & Edit Assist

• Lady Antebellum- "Lookin' For A Good Time"

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Education

Middle Tennessee State University (MTSU)
Bachelor of Science (BS), Production and marketing • Economics and Entreprenaurial studies & Film Studies · (2006 - 2010)